SUITE 500 ONE NORTH CLEMATIS STREET WEST PALM BEACH, FLORIDA 33401 TELEPHONE (561) 832-3300 FACSIMILE (561) 655-1109 WWW.BROADANDCASSEL.COM

July 23, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. John Reynolds

Re:	Perry Ellis International, Inc. Form 10-K Filed April 13, 2010 File No. 000-21764

Dear Mr. Reynolds:

On behalf of Perry Ellis International, Inc., a Florida corporation (“Perry Ellis”), we are submitting this letter in response to the comment letter dated June 23, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Comment Letter”). We are submitting this letter on or before July 30, 2010, as agreed upon between the undersigned and Erin Wilson of the Staff, and as confirmed in our letter dated June 30, 2010. This letter sets forth the responses to each of the Staff’s comments in the Comment Letter.

The headings and numbered paragraphs of this response letter correspond to the headings and paragraphs in the Comment Letter. Capitalized terms used but not defined in this letter have the meanings as set forth in Perry Ellis’ 2010 Proxy Statement or Form 10-K filed April 13, 2010, as applicable (the “Form 10-K).

Form 10-K filed April 13, 2010

Selected Financial Data, page 27

1.	To the extent your Senior Credit Facility described on page 37 defines EBITDA differently than that measure presented on page 27, please describe the differences in the definitions of EBITDA.

BOCA RATON • DESTIN • FT. LAUDERDALE • MIAMI • ORLANDO  • TALLAHASSEE • TAMPA • WEST PALM BEACH

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 23, 2010

The senior credit facility requires Perry Ellis to maintain a minimum amount of borrowing availability. If Perry Ellis’ borrowing availability falls below this minimum amount, then a covenant is triggered, which would require Perry Ellis to maintain a certain minimum adjusted EBITDA. Perry Ellis has not fallen below this minimum availability threshold during any period included in Selected Financial Data in the Form 10-K and thus this covenant has not been, and currently is not, applicable to it. As of January 30, 2010, Perry Ellis’ availability under its senior credit facility was $114.3 million, which is well in excess of the minimum availability requirement that would trigger the application of this covenant. In addition, although the calculation of adjusted EBITDA for purposes of the senior credit facility is different than the calculation of EBITDA set forth in Selected Financial Data, the adjusted EBITDA calculation, in general, results in an EBITDA that is higher than that reflected in Selected Financial Data. The calculation of adjusted EBITDA is somewhat complex, and given that it is not currently applicable to Perry Ellis and has not been triggered in the past five years, Perry Ellis believes that it could mislead investors for Perry Ellis to provide the lengthy explanation that would be required to explain its adjustments to actual EBITDA. In addition, the senior credit facility has been filed as an exhibit to the Form 10-K, so any investor who wanted to review the precise adjustments to EBITDA could review the precise language in the agreement through Edgar. The complete definition of adjusted EBITDA, as set forth in the senior credit facility, is set forth below for the Staff’s reference. As a result, Perry Ellis believes that it would be prudent, in its future filings, beginning with its Quarterly Report on Form 10-Q for the quarter ending July 31, 2010, to expand its discussion of its senior credit facility only slightly by characterizing the EBITDA calculation in the senior credit facility as “Adjusted EBITDA” to distinguish it from the standard definition of EBITDA that Perry Ellis refers to elsewhere in its Form 10-K, and to mention that it is “adjusted EBITDA,” as defined in the senior credit facility, so that an investor would know to review this document in the possible event that the investor wanted to review the precise definition of “EBITDA” for purposes of such facility. The original “Certain Covenants” disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Form 10-K would be replaced in future quarterly and annual filings with the proposed new disclosure (the revised language in noted in bold type), which would be substantially as follows:

“Certain Covenants. The senior credit facility contains certain covenants, which, among other things, require us to maintain a minimum adjusted “EBITDA,” as defined in the senior credit facility (as opposed to the definition of EBITDA used by us for other purposes), if availability falls below a certain threshold. These covenants may restrict our ability and the ability of our subsidiaries to, among other things, incur additional indebtedness in certain circumstances, redeem or repurchase capital stock, make certain investments, or sell assets. We are prohibited from paying cash dividends under these covenants. We are not aware of any non-compliance with any of our covenants under the senior credit facility. We could be materially harmed if we violate any covenants as the lenders under the senior credit facility could declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If we are unable to repay those amounts, the lenders could proceed against our assets. In addition, a violation could also constitute a cross-default under the indenture and mortgage, resulting in all of our debt obligations becoming immediately due and payable, which we may not be able to satisfy.”

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 23, 2010

The complete definition of “EBITDA,” as defined in the senior credit facility, for the Staff’s reference, is set forth below:

“EBITDA” shall mean, as to any Person, with respect to any period, an amount equal to: i) the Consolidated Net Income of such Person for such period, plus ii) depreciation and amortization for such period (to the extent deducted in the computation of Consolidated Net Income of such Person), all in accordance with GAAP, plus iii) Interest Expense for such period (to the extent deducted in the computation of Consolidated Net Income of such Person), plus iv) the Provision of Taxes for such period (to the extent deducted in the computation of Consolidated Net Income of such Person).

Some of the adjustments to EBITDA are contained in the definition of “Consolidated Net Income,” which, for the Staff’s reference, is as follows:

“Consolidated Net Income” shall mean, with respect to any Person for any period, the aggregate of the net income (loss) of such Person and its Subsidiaries, on a consolidated basis, for such period (excluding to the extent included therein any extraordinary or non-recurring gains and extraordinary non-cash charges, including impairment charges to property, plant and equipment or goodwill and non-cash employee stock option expenses) after deducting all charges which should be deducted before arriving at the net income (loss) for such period and after deducting the Provision for Taxes for such period, all as determined in accordance with GAAP; provided, that, i) the net income of any Person that is not a wholly-owned Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid or payable to such Person or a wholly-owned Subsidiary of such Person; ii) except to the extent included pursuant to the foregoing clause, the net income of any Person accrued prior to the date it becomes a wholly-owned Subsidiary of such Person or is merged into or consolidated with such Person or any of its wholly-owned Subsidiaries or that Person’s assets are acquired by such Person or by any of its wholly-owned Subsidiaries shall be excluded; and iii) the effect of any change in accounting principles adopted by such Person or its Subsidiaries after the date hereof shall be excluded. For the purposes of this definition, net income excludes any gain and non-cash loss (but not any cash loss) together with any related Provision for Taxes for such gain and non-cash loss (but not any cash loss) realized upon the sale or other disposition of any assets that are not sold in the ordinary course of business (including, without limitation, dispositions pursuant to sale and leaseback transactions) or of any capital stock of such Person or a Subsidiary of such Person and any net income realized as a result of changes in accounting principles or the application thereof to such Person.

Management’s Discussion and Analysis, page 28

2.	We note that you estimate your portfolio of highly recognized brands together generated over $1.1 billion in annual retail sales. Please revise future filings to discuss separately revenues earned by others and revenues earned by your own operations rather than add them together. To the extent you disclose revenues earned by others, expand your discussion to describe the context for disclosing that amount and the reasons the disclosure is useful in understanding your own revenues.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 23, 2010

Perry Ellis notes the Staff’s comment and, in future filings beginning with Perry Ellis’ Annual Report on Form 10-K for the year ending January 29, 2011, Perry Ellis will revise its discussion to present separately revenues earned by others and revenues earned by its own operations, rather than adding them together, to the extent that it discloses total annual retail sales attributable to its brands. If such information is presented, Perry Ellis will also expand its disclosure to describe the context of the disclosure and clarify its meaningfulness to its operations.

3.	We note in the transcripts of your earnings conference calls on March 19, 2010 and May 20, 2010, that you quantified average transaction value and units per transaction, EBITDA as a percentage of revenue (with a target of 10%) and inventory turnover (with a target of five turns within a year). One of the principal objectives of MD&A is to give readers a view of the company through the eyes of management by providing an analysis of the business. Please tell us whether these measures represent key measures by which you manage your business, and if so, expand your MD&A to disclose and analyze your performance under these measures. Alternatively, tell us why that would not be material to an investor’s understanding of your business. Refer to FRC 501.12.b.1 for additional guidance.

Perry Ellis endeavors to ensure that all public descriptions of its business performance present consistent disclosures regardless of the forum in which they are made. This includes earnings releases, earnings calls, analyst presentations and public filings with the Securities and Exchange Commission (the “SEC”).

In addition to US GAAP measures, management currently utilizes the performance metrics “EBITDA” and “inventory turnover” in evaluating the performance of Perry Ellis as well as in periodic communications with investors. As a result, Perry Ellis discussed certain of such measures in its prepared remarks for its earnings calls on March 19, 2010 and May 10, 2010.

In Perry Ellis’s Form 10-K, it has quantified and defined EBITDA, provided Regulation G disclosures, and discussed fully all of the material components of EBITDA in the Results of Operations portion of the MD&A section in the Form 10-K. Although Perry Ellis did not separately compare EBITDA for fiscal 2010 with EBITDA for fiscal 2009, it did quantify all of the material components of EBITDA for fiscal 2009 in its Form 10-K as well. As a result, Perry Ellis believes that it has provided investors with transparent disclosure (i) sufficient to allow them to understand and calculate EBITDA and EBITDA margin as reflected in the prepared remarks in its conference calls and (ii) consistent with the results, trends and outlook reflected in its prepared remarks.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 23, 2010

Perry Ellis uses the inventory turnover metric to assist it in analyzing the efficient utilization of its inventory. The changes in Perry Ellis’ inventory levels, as well as the reasons for such changes, are described in the Liquidity and Capital Resources section of MD&A in Perry Ellis’ Form 10-K as part of the discussion of its cash flows. Although this discussion does not specifically mention inventory turnover, it reflects the results of such turnover and allows investors to understand the impact of the increased turnover upon Perry Ellis’ financial condition. Perry Ellis believes that this disclosure provides investors with the same ultimate knowledge regarding its results, trends and outlook as providing the inventory turnover numbers mentioned in the prepared remarks during its conference calls.

With respect to “average transaction values” and “units per transaction,” management mentioned these performance metrics in connection with Perry Ellis’ developing retail operations. Historically, Perry Ellis has been a wholesaler and its retail operations are growing but remain a small and immaterial portion of its overall business. As a result, Perry Ellis does not disclose any performance metrics or results of operations with respect to its retail operations in its filings with the SEC. Management mentioned these performance metrics in a recent conference call solely as a point of interest but did not place any meaningful emphasis on these metrics. Perry Ellis believes that it would be misleading to investors to address metrics that relate solely to its retail operations in its filings with the SEC as this could cause investors to believe that such operations are material to Perry Ellis. Should Perry Ellis’ retail operations continue to grow and become a material portion of its business in the future, then Perry Ellis will consider addressing these performance metrics in its SEC filings if management uses them internally to assess Perry Ellis’ retail operations.

Perry Ellis remains committed to providing transparent and quality disclosure in all of its communications with its investors. Thus, although it believes that its disclosures in its Form 10-K meet all applicable requirements, in response to the Staff’s comment, it proposes to include EBITDA as a percentage of revenue and inventory turnover in its future filings, assuming its management continues to use these performance metrics and such performance metrics remain important to management’s evaluation of Perry Ellis’ performance.

Quantitative and Qualitative Disclosures about Market Risk, page 40

4.	Please tell us how you considered the market risk exposure categories of foreign currency exchange rate risk and commodity price risk (e.g., cotton and petroleum) in presenting disclosures pursuant to Item 305 of Regulation S-K or advise.

Perry Ellis respectfully advises the Staff that foreign currency fluctuations did not significantly affect its financial position and results of operations as of and for the fiscal year ended January 30, 2010 and are not expected to do so prospectively. In reaching this conclusion, management considered the size of Perry Ellis’ overall foreign operations, and determined that revenues paid in foreign currencies represented and continue to represent less than 10% of Perry Ellis’ total worldwide revenue. Thus, Perry Ellis does not anticipate that significant changes in foreign currency exchange rates, should they occur, will pose a significant risk to the company’s revenues in the near future. Inventory procurement invoices are primarily denominated and settled in U.S. dollars, and thus are not subject to foreign currency exchange rate exposure. Less than 10% of Perry Ellis’s other expenses are primarily denominated and settled in a foreign currency and thus pose no material foreign currency exchange rate risk either. Additionally, since Perry Ellis’ international licensing business is primarily denominated in US dollars, this revenue is not exposed to any material foreign currency exchange rate risk.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 23, 2010

Perry Ellis also respectfully advises the Staff that in considering its commodity price risk (e.g., cotton and petroleum), it considered its ability to utilize its sophisticated logistics and supply chain management systems, which allows it to maintain maximum flexibility in its global sourcing of products, to re-direct its sourcing of products to the most cost-effective jurisdictions. These capabilities along with Perry Ellis’ foreign based sourcing offices allow Perry Ellis to procure product from lower cost countries or capitalize on certain tariff free arrangements, which help mitigate any commodity increases that may occur.

Furthermore, depending on commodity price risk conditions, Perry Ellis has the ability to change or modify its product offerings to its customers and the price points of such products, which allows Perry Ellis to maintain or increase its gross margins despite changes in commodity prices. Perry Ellis has successfully utilized this practice in the past and expects to be able to maintain such abilities going forward. These capabilities limit the exposure that Perry Ellis has towards commodity price risk.

Exhibits, page 49

5.	We note Exhibits 10.6, 10.8, 10.9, 10.17, 10.48 and 10.50 are missing exhibits, attachments or appendices to the exhibits. Please file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K or advise.

Perry Ellis will re-file each of Exhibits 10.6, 10.8, 10.9, 10.17, 10.48 and 10.50, in their entirety, including their respective exhibits, attachments and appendices to exhibits, under cover of Form 8-K. Concurrently with the filing of the Form 8-K, Perry Ellis will submit confidential treatment requests with respect to certain information included in the exhibits to Exhibits 10.6, 10.8 and 10.17. Upon review of Exhibit 10.9 and consultation with the other party to this agreement, Perry Ellis has learned that schedule 5.9 to this agreement does not appear to have been attached to the executed agreement. As a result, there is no schedule to include with this exhibit.

Consolidated Statements of Cash Flows, page F-6

6.	We note that you begin the reconciliation of net income to net cash provided by (used in) operating activities with net income (loss) attributed to Perry Ellis International, Inc. Please revise future filings to begin the reconciliation with net income (loss).

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 23, 2010

Perry Ellis made this change in its financial statement presentation commencing with its Form 10-Q for the quarter ended May 1, 2010, and hereby confirms that, in future filings, it will continue to begin its reconciliation of net income to net cash provided by (used in) operating activities with net income (loss).

DEF 14A, filed May 14, 2010

Compensation Discussion and Analysis, page 21

7.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Perry Ellis respectfully advises the Staff that its compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on Perry Ellis or its businesses. Perry Ellis’ Compensation Committee carefully considers the overall pay mix and incentive structure to discourage excessive risk taking. Senior executives are paid an annual base salary that is competitive in the market and are eligible for an annual cash incentive bonus and long term incentives.

The annual cash incentive bonus is based on one or more performance metrics that are consistent with Perry Ellis’ long-term goals. The performance metrics and goals are established by the Compensation Committee and based on budgeted levels that are reviewed and approved by Perry Ellis’ Board of Directors, and all incentive cash bonus awards, whether short term or long term, have maximum bonus amounts. Additionally, if either the CEO or COO is terminated by Perry Ellis for a reason other than “cause” (as defined in the applicable employment agreement) and Perry Ellis later determines that such person’s employment could have been terminated by Perry Ellis for “cause,” then a “clawback” provision in the CEO’s and COO’s employment agreements requires the repayment to Perry Ellis immediately upon written demand by the Board of any amounts paid in conjunction with the termination for other than “cause,” which amounts would not have otherwise been due in the event of a termination for “cause.”

Perry Ellis also relies on long term incentives that reward senior executives based on the long-term business and strategic goals of Perry Ellis. Perry Ellis awards long term equity compensation in the form of options, stock appreciation rights, and/or performance shares. Stock options and stock appreciation rights vest annually over a period of three to five years. Performance share grants to senior executives typically cliff vest at the end of a three to five year performance period and are based on one or more performance metrics. With respect to fiscal 2011, Perry Ellis’ Compensation Committee approved a three-year long term cash performance incentive award (versus an equity incentive award) for Perry Ellis’ CEO and COO under the LTE Plan, which award incorporated a maximum payment amount. The change to a cash-based long term performance incentive award was made based upon the recommendation of the Compensation Committee’s compensation consultant including consideration of the facts that the CEO and COO, together, beneficially own, directly or indirectly, approximately 25%-30% of Perry Ellis’ stock. The performance goals for the performance shares and the performance-based cash awards are the same, are established by the Compensation Committee, and are also based on budgeted levels, which are reviewed and approved by Perry Ellis’ Board of Directors. Additionally, Perry Ellis maintains equity ownership requirements that expose its senior executive officers to the loss of value of their equity ownership if stock appreciation is jeopardized.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 23, 2010

Perry Ellis’ Compensation Committee oversees and annually reviews and approves the company’s executive compensation structure and programs. During the course of its assessment, the Compensation Committee consults with various persons, including senior management and the compensation consultant retained by the Compensation Committee, to ensure that the compensation programs are designed to incentivize executives without encouraging excessive risk taking. Each of the compensation components is also reviewed and evaluated in assessing the potential risks arising in connection with compensating both Perry Ellis’ senior level officers and its other employees, due to the similarities between compensating senior level executives and other employees. Perry Ellis does not believe that there are any risks arising from its compensation policies and practices that are reasonably likely to have a material adverse effect on Perry Ellis or its businesses.

Generally speaking, the foregoing analysis of Perry Ellis’ compensation policy and the risks arising therefrom is contained in Perry Ellis’ 2010 Proxy Statement. Perry Ellis will continue to include such disclosure in its future filings and will add a statement regarding whether its compensation policies and practices are reasonably likely to have a material adverse effect on Perry Ellis or its businesses.

Executive Compensation

Grants of Plan-Based Equity Awards, page 34

8.	We note the disclosure about the EMI Plan and the MIP Plan. Please explain why these grants are not included in the table.

As disclosed on page 22 of Perry Ellis’ 2010 Proxy Statement, the EMI Plan and MIP Plan are both cash compensation plans. As disclosed on page 34 of the 2010 Proxy Statement below the “Grants of Plan-Based Equity Awards” table, in the past, Perry Ellis has granted non-equity incentive plan awards, which include awards under the EMI Plan and the MIP Plan, on an annual basis. The fiscal 2010 awards were one-year awards and the performance period ended at the end of Perry Ellis’ 2010 fiscal year. Because the performance goals were not attained during 2010 with respect to either the EMI Plan or the MIP Plan, no amounts were paid to participants under either plan with respect to the 2010 awards. As a result, no such amounts are reflected in the Summary Compensation Table. Because there are no future payments with respect to either such plan, no amounts are disclosed in the Grants of Plan-Based Equity Awards table either.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 23, 2010

As requested by the Staff, in the attached letter Perry Ellis has acknowledged that: (i) it is responsible for the adequacy and the accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and (iii) Perry Ellis may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this response letter satisfactorily responds to the Comment Letter. If there are any questions, please call Kathleen Deutsch at 561-366-5320. Your assistance in this matter is appreciated.

Very truly yours,

BROAD AND CASSEL

/s/ Kathleen L. Deutsch

Kathleen L. Deutsch, P.A.

cc:	George Feldenkreis
Cory Shade, Esq.